UNITED HERITAGE CORPORATION
Suite 200, One Energy Square
4925 Greenville Avenue
Dallas, Texas 75206

April 18, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Heritage Corporation
Information Statement on Schedule 14C
Filed March 4, 2008
Your File No. 1-10179

Dear Mr. Schwall:

This letter is in response to your letter dated March 25, 2008. For your ease of reference, we have repeated your comments in this response. We have also filed amendment number 1 to the above-referenced information statement.

Information Statement on Schedule 14C filed March 4, 2008

General

We note your response to our prior comment 2 and reissue it in part. Please update your disclosure in light of your receipt of a letter from the NASDAQ agreeing to continue your listing as described in the Form 8-K filed March 19, 2008.

1. We have revised the disclosure as you requested. Please see page 3 of the amended information statement.

Interest of Certain Persons in Matters Discussed in This Information Statement, page 2

Address the interest Blackwood has in the various matters to be voted upon, or tell us why you believe that such disclosure is not required here.

2. We have revised the disclosure as you requested. Please see page 2 of the amended information statement.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 18, 2008
Page

Change of Control, page 2

We note your response to our prior comment 5 and reissue it in part. Please update your disclosure throughout the Schedule 14C in light of your issuance of additional common stock to Blackwood Ventures as described in the Form 8-K filed March 17, 2008.

3. We have revised the disclosure to include this information, as you requested. Please see pages 3 and 4.

Provide the total percentage of your common stock that Blackwood Ventures LLC will beneficially own if all of the warrants that have been or will be issued are exercised, including the warrants issued to DK True Energy and Blackwood Capital Limited.

4. We have revised the disclosure as you requested. Please see page 3 of the amended information statement.

Your discussion of the managers of Blackwood Ventures appears to differ from that contained in the Schedule 13D filed on November 7, 2007. That filing identifies Messrs. Taylor-Kimmins, Kahn and Reissman as the managers. Please advise or revise your disclosure accordingly.

5. We have revised this disclosure relating to this matter. Please see page 2 of the amended information statement. The managers intend to amend the Schedule 13D to correct the information included in it.

Security Ownership of Certain Beneficial Owners and Management, page 3

Expand footnote (2) to indicate the beneficial owners - i.e. person(s) having voting or investment power - of the shares held by Blackwood Ventures.

6. We have revised the disclosure to footnote (2), as you requested. Please see page 4 of the amended information statement.

Introduction to Items 1 Through 11, page 4

For each nonperson listed, indicate the person who would be the beneficial owner of the shares to be issued.

7. We have revised the footnotes to the table to include the information you requested. Please see pages 6 and 7 of the amended information statement.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 18, 2008

For any item which pertains to a transaction with an affiliate, indicate how the terms of that transaction were determined and whether those terms were as favorable as would have been entered into with an unaffiliated third party.

8 We have revised the disclosure as you requested. Please see pages 9, 11, 13 and 18 of the amended information statement.

Item 2, page 8

We note your response to our prior comment 12, and that Applewood may be issued a total of 1,632,609 shares of common stock and GWB Consulting may be issued a total of 1,000,000 shares of common stock. However, on the chart on page 5 you show different number of shares that may be issued to these entities. Please advise.

9. The chart on page 5 shows all the shares of common stock that could possibly be issued under all of the items. We were required to immediately issue to Applewood and GWB shares of our common stock upon execution of the consulting agreements. If the consulting agreements are not terminated after the initial 12 month term, we will be required to issue common stock having a value of $60,000 to Applewood and GWB at the start of the second year of the term, and again, assuming there is no termination, at the start of the third year of the term. For purposes of the chart, we assumed that the per share price would be the same for all three issuances.

Item 5, page 11

Describe the consulting services to be provided “in the areas of corporate finance and management.” Also, discuss the prior consulting services provided by Blackwood.

10. We have revised the disclosure as you requested. Please see page 12 of the amended information statement.

Item 12

Approve of a Change of the Company’s Domicile from Utah to Delaware

Significant Differences between the Corporate Laws of Utah and Delaware, page 20

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 18, 2008
Page

Pleas (sic) highlight to investors in the caption to this section that the reincorporation will also result in a change of the company’s name to Glen Ross Petroleum Corp.

11. We have revised this disclosure as you requested. Please see page 19 of the amended information statement.

Please note that the agreement with Chadbourn Securities has been terminated. However, we plan to engage another placement agent on the same terms as the agreement we had with Chadbourn. We have revised the information statement to indicate this.

Finally, we note in your letter that you have our address as 4825 Greenville Avenue. The address is 4925 Greenville Avenue.

We acknowledge that:

•	United Heritage Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	United Heritage Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed all of your comments. If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (212) 907-6687. Mr. Friedmann’s telephone number is (212) 907-6688.

We look forward to hearing from you shortly.

Very truly yours,

UNITED HERITAGE CORPORATION

By:	/s/ Joseph F. Langston Jr.
Joseph F. Langston Jr., Chief Financial Officer